UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS’ DECISION
Medellín, Colombia, October 27, 2009
At a meeting held on October 26, 2009, the Board of Directors of Bancolombia S.A. (“Bancolombia”) (NYSE:CIB) approved an amount for future issuances of Bonos Ordinarios (the “Ordinary Notes”) as follows:
1. The Ordinary Notes may be offered in Colombia in multiple and successive issuances up to an aggregate principal amount of two trillion Colombian pesos (Ps COP$2,000,000,000,000, or approximately USD 1.03 billion).
2. According to the Reglamento de Emision y Colocacion de Multpiles y Sucesivas Emisiones de Bonos Ordinarios (the “Ordinary Notes Terms”) to be approved by the Board of Directors, the Ordinary Notes can be issued in multiple series, subject to the financial terms and maximum interest rates set forth therein.
3. The legal representative of Bancolombia (i) may authorize, on behalf of Bancolombia, the issuance of one or more series of Ordinary Notes on the terms and conditions set forth in the Ordinary Notes Terms, (ii) execute and deliver any documents relating to the issuance of Ordinary Notes in accordance with the Ordinary Notes Terms.
The timing and amounts of future issuances of Ordinary Notes will depend on market conditions, Bancolombia’s funding needs and management of its balance sheet structure. The proceeds from the offerings will be used for general corporate purposes, which may include funding any business or operational transactions available to banking institutions in accordance with the requirements established by applicable law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 27, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance